82-3263

03003838

IMA EXPLORATION INC.

03 FEB 13 AM 7:21

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges: IMT (WKN 884971)

NEWS RELEASE – February 3, 2003

Bonanza Grade Silver-Copper-Lead Discovery In Patagonia, Argentina

SUPPL

IMA Exploration Inc. announces that it has acquired by staking a new silver-copper-lead discovery at its Navidad project in Chubut Province, Argentina. This discovery, made by IMA geologists while conducting grassroots regional exploration in the district, includes two distinct styles of mineralization:

1. Bonanza Silver-Copper-Lead: Mineralized structures at Navidad Hill have been defined over a cumulative strike length of approximately 200 m, with widths typically from one to three metres and within an area of 55 by 130 metres. Highlights of this sampling include:

Assay Highlights – Navidad Hill

Sample No.	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)	Copper (%)
M1098-M1099	1.45	320.8	11,000	3.1	1.1
Includes	0.75	440.4	15,100	2.8	1.6
M1105	0.50	294.6	10,100	2.7	1.3
M1106	0.45	531.1	18,210	3.4	10.5
M1092-M1094	3.30	224.6	7,700	10.6	4.2
M2139	0.90	437.5	15,000	9.6	5.2
M1085-M1087	2.35	246.2	8,440	6.8	3.1
Includes	0.75	411.2	14,100	10.0	1.2
M1088	0.55	347.1	11,900	3.6	11.2

dlw 2/19

Because of surface cover, the full extent of the mineralized system on surface is not yet known. Stream sediment samples have returned highly anomalous silver and lead results from the Navidad Hill area, with anomalies extending up to 1.4 kilometres to the northwest, upstream from any known mineralization.

2. Replacement Silver-Lead: Stratabound, replacement-style mineralization has been traced over a 2.3 kilometre strike length to the southeast of Navidad Hill. Samples of this style of mineralization have returned values of up to 359 g/t (10.5 oz/ton) silver and 9.2% lead over 2.5 metres.

A more complete description of the new Navidad discovery, including tables of assay results, is included as an appendix to this news release.

....

Elsewhere in Argentina, IMA continues drilling at its highly prospective Las Bayas low-sulphidation, vein-hosted gold project. The planned drill program is currently at the half way point. Results will be released upon completion of drilling and evaluation of results and are expected in late February. Also, a surface exploration program is underway to define gold-copper porphyry mineralization at the Mogotes project, San Juan province, where mapping and sampling continue to expand the area of mineralization.

Under the leadership of its President & CEO, Mr. Joseph Grosso, IMA has been active in Argentina for the past nine years and was among the first mining exploration companies active in the country. Early stage exploration was undertaken in the provinces of San Juan, La Rioja, Jujuy, San Luis, Chubut and Catamarca, where the Company has built excellent relationships with the local communities. Within these communities, IMA has established ties with local and federal government officials, contractors and professionals. The Company is active in developing and implementing programs that best facilitate environmental protection and that best respect the history and values of natives and local communities.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, P.Eng., Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2003 Number 5

APPENDIX

(to news release dated February 3, 2003)

The new Navidad discovery is 100% owned by IMA through its Argentinean subsidiary, Inversiones Mineras Argentinas S.A. It is road accessible and is centrally located within IMA's 10,000 hectare concession, approximately 250 kilometres from a deep-sea port in a semi-arid, treeless, low-elevation region in which the predominant economic activities are sheep ranching and related services. Basic infrastructure is available approximately 45 kilometres from the project and the nearest major airport is approximately 5 hours away by vehicle.

Exploration

Exploration performed to date on the Navidad project has included stream sediment and rock chip sampling, mapping, and prospecting. All sample analyses have been performed by ALS Chemex, at laboratories located in La Serena and Santiago, Chile. High grade silver values were re-analyzed by fire assay and gravimetric finish. Check assays are being undertaken at a second, independent laboratory. To date, 92 rock samples have been collected from the Navidad project.

IMA's Qualified Person for the Navidad project is Dr. Paul Lhotka, P.Geo., who first identified the target area through compilation of geologic data. Daniel Bussandri, B.Sc., collected the first samples and identified the importance of mineralization he discovered. Subsequently, Dr. Lhotka has personally visited the property and has conducted detailed mapping and sampling.

Keith Patterson, M.Sc., manager of IMA's exploration programs, is currently in transit to the Navidad project to evaluate the zones identified to date, to complete additional geologic mapping and sampling, and to prospect for additional mineralized zones.

Geology

The new Navidad discovery occurs within a sequence of Jurassic rocks. There is no evidence of any previous exploration work or sampling of the outcropping mineralization. The discovery is believed to represent a style of mineralization previously unrecognized in Patagonia. IMA geologists believe that the two discrete types of mineralization found at Navidad are related to a single, regionally significant, mineralized system.

Near the top of Navidad Hill, a series of sub parallel and bifurcating bonanza grade structures, with a cumulative strike length of approximately 200 metres, have been mapped to date. The bonanza grade structures typically have measured widths of 1 to 3 metres. Rock chip samples from these outcropping structures have returned values such as 7,700 g/t silver, 10.6 % lead, and 4.2% copper over a width of 3.3 metres (see attached tables). In many cases rock exposure is insufficient to fully define the lengths and widths of the mineralization. Measurements reported are limited by the size of outcrops.

Replacement mineralization appears to be confined to a particular stratigraphic level and occurs as sulphide matrix within heterolithic breccia. Three zones of this mineralization style have been identified and are located as far as 2.3 km southeast of Navidad Hill.

Navidad Hill Sample Results

Navidad Structure 1: **Strike length – 90 m** (open to southeast?)
Maximum exposed width – 1.45 m

Sample	Type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)	Copper (%)
M1098	chip	0.75	440.4	15,100	2.8	1.6
M1099	chip	0.70	193.9	6,650	3.5	0.7
M1102	chip	1.55	133.9	4,590	10.8	0.9
M1103	chip	1.00	84.6	2,900	11.0	0.2
M1104	chip	1.07	279.7	9,590	11.6	1.0
M1105	chip	0.50	294.6	10,100	2.7	1.3
M1106	chip	0.45	531.1	18,210	3.4	10.5
M1107	chip	0.58	37.6	1,290	0.4	3.1
M2140	chip	1.50	184.3	6,320	27.0	2.4
M1098-M1099*	LWA	1.45	320.8	11,000	3.1	1.1

Navidad Structure 2: **Strike length – 50 m** (open to southeast and northwest?)
Maximum exposed width – 3.3 m

Sample	Type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)	Copper (%)
M1092	chip	1.50	142.9	4,900	13.3	2.8
M1093	chip	1.10	281.7	9,660	4.4	6.4
M1094	chip	0.70	312.4	10,710	14.3	3.7
M1096	chip	0.95	64.4	2,210	11.3	0.3
M1100	chip	1.65	164.8	5,650	14.1	1.4
M1101	chip	1.50	176.7	6,060	5.2	2.3

M2139	chip	0.90	437.5	15,000	9.6	5.2
M1092-M1094*	LWA	3.30	224.6	7,700	10.6	4.2
M1100-M1101*	LWA	2.75	169.2	5,800	10.5	1.8

Navidad Structure 3: **Strike length – 18.5 m**
Maximum exposed width – 2.35 m

Sample	Type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)	Copper (%)
M1083	chip	0.62	171.2	5,870	13.4	0.0
M1084	chip	0.45	79.3	2,720	11.1	0.0
M1085	chip	0.65	145.2	4,980	10.7	0.2
M1086	chip	0.75	411.2	14,100	10.0	1.2
M1087	chip	0.95	185.2	6,350	1.5	6.6
M1088	chip	0.55	347.1	11,900	3.6	11.2
M2136	chip	0.80	108.5	3,720	32.0	0.6
M2137	chip	0.60	52.8	1,810	7.8	1.1
M1085-M1087*	LWA	2.35	246.2	8,440	6.8	3.1

Navidad Structure 4: **Strike length – 33 m** (poorly exposed)
Maximum exposed width – 1.6 m

Sample	type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)	Copper (%)
M1110	chip	0.45	178.5	6,120	0.5	6.3
M1111	chip	1.15	173.8	5,960	0.8	4.6
Two outcrop samples with intervening gap of 2.5m of un-sampled mineralized rubble						
M1110-M1111*	LWA	1.6 (minimum)	176.1	6,040	0.7	5.5

Note:
* denotes the length weighted average (LWA) grade of multiple adjoining chip samples oriented perpendicular to mineralization trend

Replacement and other mineralization outside of the Navidad Hill Zone

Zone A:

Sample	Type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)
M2146	chip	1.20	1.6	56	0.1
M2147	chip	1.00	16.0	550	0.0
M1116	chip	3.20	15.1	518	0.0

Zone A is approximately 600 metres southeast of Navidad Hill and is another structurally controlled mineralized zone.

Zone B:

Sample	Type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)

M2153	chip	2.00	2.6	89	7.2
M2154	float	-	6.0	207	13.0
M2155	chip	0.90	2.8	96	11.0
M1121	chip	1.90	1.7	57	8.8
Zone B (continued)	Type	Width (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)
M1122	chip	1.45	1.4	50	7.4
M1123	chip	1.20	2.5	88	10.2
M1124	chip	1.65	1.9	67	9.0
M1125	chip	2.50	10.5	359	9.2
M1127	chip	1.50	4.9	167	7.6
M1128	chip	1.80	6.0	206	10.2
M1129	chip	2.30	2.9	100	5.1
M1130	chip	2.10	3.6	125	4.7

At Zone B, approximately 1,200 metres southeast of Navidad Hill, outcropping mineralization has been identified which appears to be hosted by a particular stratigraphic interval. No veins are present. The above samples were collected from outcrops over an area of 40 by 150m with widespread mineralization in outcrop and subcrop. The orientation and controls are not well established. Sample lengths were determined mainly by the limits of outcrops available for sampling.

Zone C:

Sample	Type	Length (m)	Silver (oz/ton)	Silver (g/t)	Lead (%)
M1132	composite grab	12.0	6.4	219	2.7
M1133	composite grab	26.0	6.9	238	2.7

At Zone C subcropping mineralization has been identified approximately 1,800 metres southeast of Navidad Hill. It appears to be hosted by a particular stratigraphic interval, possibly the same interval as noted at Zone B above. No veins are present. The orientation and controls on mineralization are not yet well established. The above two composite grab samples are comprised of material systematically collected at 1 metre intervals over the sample length quoted, with the samples oriented at right angles to each other.

Zone D:

Sample	Type	Length (m)	Silver (oz/ton)	Silver (g/tonne)	Lead (%)
M2157	chip	0.60	4.1	142	14.0
M2158	chip	0.50	7.7	263	14.0
M2159	float	-	2.7	94	8.6
M2207	float	-	0.8	29	6.1
M2208	chip	0.80	4.2	143	8.9
M1131	chip	1.10	1.7	59	5.7

At Zone D, a series of samples have been collected along a strike length of approximately 500m, 1,800 metres southeast of Navidad Hill, following strata interpreted to be the same as that which hosts Zone C. Zone D is on the opposite side of the hill, approximately 200 metres perpendicular to strike direction from Zone C.